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                       SECURITIES AND EXCHANGE COMMISSION

                              Washington, D.C.  20549

                                  SCHEDULE 13G

                  Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*


                              PILLOWTEX CORPORATION
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                                (Name of Issuer)


                                  COMMON STOCK
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                          (Title of Class of Securities)


                                  721501 10 4
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                                (CUSIP Number)


                                 DECEMBER 31, 1998
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             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule 13G is filed:
     [   ]    Rule 13d-1(b)
     [   ]    Rule 13d-1(c)
     [ X ]    Rule 13d-1(d)

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

        The information required in the remainder of this cover page shall not be deemed to be "filed" for purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                            CUSIP NO. 721501 10 4
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(1)	Names of Reporting Persons.  I.R.S. Identification Nos. of Above
Persons (entities only):

      Charles M. Hansen, Jr., SS#: ###-##-####

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(2)   Check the Appropriate Box if a Member of a Group (See
Instructions)
      (a) __________________
      (b) __________________

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(3)   SEC Use Only

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(4)   Citizenship or Place of Organization:     USA
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Number of Shares Beneficially Owned by  (5)  Sole Voting
      Each Reporting Person With             Power:            2,466,004
                                        (6)  Shared Voting
                                             Power:                    0
                                        (7)  Sole Dispositive
                                             Power:            2,466,004
                                        (8)  Shared Dispositive
                                             Power:                    0
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(9)   Aggregate Amount Beneficially Owned by Each Reporting
      Person:   2,466,004
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(10)   Check if the Aggregate Amount in Row (9) Excludes Certain Shares
       (See Instructions)
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(11)   Percent of Class Represented by Amount in Row (9):  17.5%
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(12)   Type of Reporting Person (See Instructions):  IN
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Item 1(a).  Name of Issuer:   Pillowtex Corporation
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Item 1(b).  Address of Issuer's Principal Executive Offices:
            4111 Mint Way, Dallas, TX 75237
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Item 2(a).  Name of Person Filing:    Charles M. Hansen, Jr.
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Item 2(b).  Address of Principal Business Office or, if none, Residence:
            4111 Mint Way, Dallas, TX 75237
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Item 2(c).  Citizenship:     USA
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Item 2(d).  Title of Class of Securities:		Common Stock
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Item 2(e).  CUSIP Number:		721501 10 4
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Item 3.     If this statement is filed pursuant to Section 240.13d-1(b) or
240.13d-2(b) or (c), check whether the person filing is a:

           (a)  [   ]  Broker or dealer registered under section 15 of
the Act (15 U.S.C.78o).

           (b)  [   ]  Bank as defined in section 3(a)(6) of the Act (15
U.S.C. 78c).

           (c)  [   ]  Insurance company as defined in section 3(a)(19)
of the Act (15 U.S.C. 78c).

           (d)  [   ]  Investment company registered under section 8 of
the Investment Company Act of 1940 (15 U.S.C. 80a-8).

           (e)  [   ]  An investment adviser in accordance with
Section 240.13d-1(b)(1)(ii)(E);

           (f)  [   ]  An employee benefit plan or endowment fund in
accordance with Section 240.13-d1(b)(1)(ii)(F);

           (g)  [   ]  A parent holding company or control person in
accordance with Section 240.13d-1(b)(1)(ii)(G);

           (h)  [   ]  A savings association as defined in Section 3(b)
of the Federal Deposit Insurance Act (12 U.S.C. 1813);

           (i)  [   ]  A church plan that is excluded from the
definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

           (j)  [   ]  Group, in accordance with Section 240.13d-1(b)
(1)(ii)(J).

                If this statement is filed pursuant to Section 240.13d-1(c),
check this box  [   ].

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Item 4.   Ownership

          (a)  Amount beneficially owned (as of December 31, 1998):

                  2,466,004

          (b)  Percent of class:

                  17.5%

          (c)  Number of shares as to which the person has:

               (i)  Sole power to vote or to direct the vote:   2,466,004

              (ii)  Shared power to vote or to direct the vote:         0

             (iii)  Sole power to dispose or to direct the disposition of:
                                                                2,466,004

              (iv)  Shared power to dispose or to direct the disposition of:
                                                                        0

Item 5.  Ownership of Five Percent or Less of a Class

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the
following   [    ].

Item 6.  Ownership of More than Five Percent on Behalf of Another Person
         N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
         N/A

Item 8.  Identification and Classification of Members of the Group.
         N/A

Item 9.  Notification of Dissolution of Group.  N/A


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Item 10.  Certification.
          N/A

                                    Signature

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                    January 19, 1999
                                    (Date)


                                     /S/   Charles M. Hansen, Jr.
                                    (Signature)


                                     Charles M. Hansen, Jr., Chairman and
                                     Chief Executive Officer
                                     Pillowtex Corporation
                                     (Name/Title)


Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).